SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F☐

May 5, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

As a follow‑up to the information disclosed in the Form 6-K furnished to the SEC on December 29, 2025, Credicorp Ltd. (‘Credicorp’) hereby notifies you, as a Material Event, that on May 5, 2026, the Peruvian Superintendence of Banking, Insurance and Private Pension Fund Administrators (SBS) notified our subsidiary Banco de Crédito del Perú (BCP) of the granting of authorization for the acquisition of 100% of the shares of Helm Bank USA (“Helm Bank”), through two subsidiaries—Orange Perú Holding S.A. and Orange Financial Holding Inc.—which will be incorporated for the sole purpose of implementing the acquisition and holding such shares.

The completion of the transaction is subject to obtaining the required regulatory approvals in the United States from the Florida Office of Financial Regulation (OFR) and the Federal Reserve System (FED), as well as the fulfillment of other customary closing conditions.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative